Garanti

November 25, 2002

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Please find enclosed September 30, 2002 financial statements prepared in line with the BRSA's (Banking Regulation and Supervisory Agency) directives.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations

Türkiye Garanti Bankası Anonim Şirketi

Interim Financial Statements
30 September 2002
With Independent Auditor's
Review Report Thereon

Content | **Page No**

Independent Auditor's Review Report 1

Balance Sheet 2-3

Statement of Income 4

Notes to Financial Statements 5

I. General Notes on the Bank's Financial Position 5

A. Disclosures on Current Period Operations 5-13

B. Other Disclosures 13

C. Independent Auditor's Review Report 13

II. Notes to Balance Sheet and Off-Balance Sheet Accounts 14-25

III. Notes to Statement of Income 26

IV. Supplementary Financial Statements 27

A. Commitments and Contingencies 27

B. Other Off-Balance Sheet Accounts 28

C. Maturity Profile of Assets, Liabilities, and Certain Commitments and Contingencies according to Remaining Maturities 29

TÜRKİYE GARANTİ BANKASI A.Ş.

BALANCE SHEET-ASSETS (in billions TL)

(As adjusted for the effects of inflation in TL units at 30 September 2002)

	Limited Review 30.09.2002
Liquid assets	**136,630**
Cash, local currency	25,499
Cash, foreign currency	93,350
Others	17,781
Due from banks	**1,240,922**
Central Bank of Turkey	267,402
Other banks	973,520
-Domestic banks	63,835
-Foreign banks	909,685
Other financial institutions	-
Interbank funds sold and receivables under resale agreements	**33,950**
Interbank funds sold	33,950
Receivables under resale agreements	-
Securities (Net)	**1,523,983**
Government bonds and treasury bills	628,884
Other bonds	-
Equity shares	6,260
Other securities	888,839
Loans	**5,277,054**
Short-term	2,511,117
Medium and long-term	2,765,937
Receivables under follow-up (Net)	**220,230**
Limited collectibility (net)	-
- Gross receivables	-
- Provision (-)	-
Uncertain collectibility (net)	64,550
- Gross receivables	158,009
- Provision (-)	(93,459)
Uncollectible (net)	155,680
- Gross receivables	316,820
- Provision (-)	(161,140)
Accrued interest and income	**1,036,582**
Loans	274,418
Securities	713,947
Others	48,217
Receivables from financial leasing activities (Net)	**-**
Minimum lease receivables	-
Unearned income (-)	-
Reserve deposits	**1,300,068**
Miscellaneous receivables	**365,548**
Investments (Net)	**115,885**
Financial companies	8,726
Non-financial companies	107,159
Affiliated companies (Net)	**911,309**
Financial companies	396,665
Non-financial companies	514,644
Other long-term investments (Net)	**5,152,117**
Equity shares	11,526
Other securities	5,140,591
Bank premises and equipment (Net)	**899,747**
Carrying value	1,534,461
Accumulated depreciation (-)	(634,714)
Other assets	**455,985**
TOTAL ASSETS	**18,670,010**

TÜRKİYE GARANTİ BANKASI A.Ş.

BALANCE SHEET-LIABILITIES AND SHAREHOLDERS' EQUITY (in billions TL)

(As adjusted for the effects of inflation in TL units at 30 September 2002)

	Limited Review **30.09.2002**
Deposits	**12,906,704**
Saving deposits	1,942,662
Deposits of official authorities and organisations	33,959
Commercial deposits	1,670,773
Deposits of other organisations	186,293
Bank deposits	539,780
Foreign currency deposits	8,490,072
Gold deposits	43,165
Interbank funds borrowed	**1,064,891**
Interbank funds borrowed	97,908
Obligations under repurchase agreements	966,983
Funds borrowed	**1,966,232**
Central Bank of Turkey	-
Others	1,966,232
-Domestic banks and organisations	85,485
-Foreign banks and organisations	1,880,747
-Subordinated debts	-
Funds	-
Securities issued (Net)	-
Accrued interest and expense	**185,650**
Deposits	123,939
Funds borrowed	39,281
Others	22,430
Payables from financial leasing activities (Net)	-
Taxes, stamps, premiums and other duties	**32,705**
Import transfer orders	**534,903**
Miscellaneous payables	**44,728**
Reserves	**226,953**
Reserve for retirement pay	10,320
General provision for loan losses	37,464
Reserve for taxes on income	1,488
Other provisions	177,681
Other liabilities	**152,838**
Shareholders' equity	**1,482,590**
Share capital	791,748
-Nominal capital	791,748
-Unpaid capital (-)	-
Legal reserves	273,282
-Legal reserves I&II	233,773
-Share premium	-
-Other legal reserves	39,509
Extraordinary reserves	3
Capital reserves from inflation adjustments to share capital	1,600,235
Exchange rate difference on foreign currency denominated capital	542
Valuation increments	2,987
Loss	(1,186,207)
-Loss for the period	-
-Prior years' losses	(1,186,207)
Income	**71,816**
-Net income for the period	71,816
-Prior years' income	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**18,670,010**
COMMITMENTS AND CONTINGENCIES	
Guarantees and endorsements	4,722,786
Commitments	2,283,343
Derivative transactions	3,681,368
TOTAL	**10,687,497**

TÜRKİYE GARANTİ BANKASI A.Ş.

	STATEMENT OF INCOME (in billions TL) *(As adjusted for the effects of inflation in TL units at 30 September 2002)*	*Limited Review* 30.09.2002
I.	**INTEREST INCOME**	**2,457,644**
	Interest on loans	**667,354**
	TL loans	437,571
	-Short-term loans	386,392
	-Medium and long-term loans	51,179
	Foreign currency loans	226,582
	-Short-term loans	85,927
	-Medium and long-term loans	140,655
	Interest on loans under follow-up	3,201
	Interest on reserve deposits	**38,920**
	Interest from banks	**109,240**
	Central Bank of Turkey	5,448
	Domestic banks	23,297
	Foreign banks	80,495
	Interest on interbank funds sold	**93,436**
	Interest on securities	**1,491,866**
	Government bonds and treasury bills	1,424,388
	Other securities	67,478
	Other interest income	**56,828**
II.	**INTEREST EXPENSE**	**1,663,783**
	Interest expense on deposits	**1,415,175**
	Saving deposits	735,509
	Deposits of official authorities and organisations	1,239
	Commercial deposits	207,705
	Deposits of other organisations	19,497
	Bank deposits	296,111
	Foreign currency deposits	155,046
	Gold deposits	68
	Interest on interbank funds borrowed	**92,460**
	Interest on funds borrowed	**155,177**
	Central Bank of Turkey	-
	Domestic banks	20,323
	Foreign banks	85,584
	Other organisations	49,270
	Interest on securities issued	**-**
	Other interest expense	**971**
III.	**NET INTEREST MARGIN (I-II)**	**793,861**
IV.	**OTHER INCOME**	**4,733,511**
	Commissions and fees received	**336,934**
	Loans	56,388
	Documentary credits and letters of guarantee	39,110
	Others	241,436
	Trading account income	**165,279**
	Foreign exchange gain	**4,134,434**
	Dividends received	**54,984**
	Others	**41,880**
V.	**OPERATING EXPENSES**	**5,451,588**
	Commissions and fees paid	**137,892**
	Funds borrowed	8,144
	Documentary credits	386
	Others	129,362
	Trading account loss	**27,262**
	Foreign exchange loss	**4,586,700**
	Personnel expenses	**142,065**
	Provision for retirement pay	**808**
	Rent expenses	**26,530**
	Depreciation and amortisation expenses	**67,029**
	Taxes, stamps and other duties	**19,614**
	Provision for loan losses	**31,556**
	Other provisions	**169,556**
	Others	**242,576**
VI.	**NET OTHER EXPENSES (IV-V)**	**(718,077)**
VII.	**INCOME BEFORE TAXES (III+VI)**	**75,784**
VIII.	**PROVISION FOR TAXES ON INCOME**	**(11,488)**
IX.	**GAIN ON NET MONETARY POSITION**	**7,520**
X.	**NET INCOME FOR THE PERIOD**	**71,816**

TÜRKİYE GARANTİ BANKASI A.Ş.

<u>*(Currency – Billions of Turkish Lira)*</u>

I- GENERAL NOTES ON THE BANK'S FINANCIAL POSITION

A. <u>Disclosures on Current Period Operations</u>

(1) **The financial statements were approved on** 14 November 2002.

(2) **a) Accounting policies:-**
Accounting policies of the Bank are set in accordance with accounting and valuation standards as described in Article 13 "Accounting and Recording Rules" of Turkish Banking Law no.4389 as amended by the Act No. 4672, Uniform Chart of Accounts for Banks, uniform financial statements, footnotes and any other related legislations issued, guidances provided by Banking Regulation and Supervision Agency (BRSA) and "Regulation on Accounting Standards" for the principles valid since 1 July 2002.

The differences between accounting principles as described in the preceeding paragraph and the accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Accounting Standards ("IAS") have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IAS.

Significant accounting policies applied by the Bank are summarised below:-

Income and expense recognition:
Accrual basis of accounting is followed for the recognition of income and expense items, except for interest income on overdue loans and certain commissions, such as those deriving from letters of guarantee, are recognised as income only when received.

Securities, investments, affiliated companies and other long-term investments:
Valuation principles applied for securities, investments, affiliated companies and other long-term investments are explained below in note 5.

Securities under repurchase and resale transactions:
Securities sold under repurchase agreements are recorded on balance sheet since 1 February 2002 in accordance with the changes in the Uniform Chart of Accounts for Banks in compliance with the Letter issued by BRSA, BDDK.DZM.2/13-1382. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified under "Other Long-Term Investments" separately as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "Interbank Funds Sold and Receivables Under Resale Agreements" separately. An income accrual is accounted for the part of the positive difference between the purchase and resale prices earned during the period.

Provision for loan losses:
The Bank provides allowances for specific loan losses and general provisions for inherent credit risks on its assets in accordance with the decree no.99/13761 on identification of and provision against non-performing loans and other receivables as published in Official Gazette no.23913 dated 21 December 1999, the related article no.1 as published in Official Gazette no.24006 dated 31 March 2000, the regulation as published in Official Gazette no.24448 dated 30 June 2001 and the amendment to this regulation as published in Official Gazette no. 24657 dated 31 January 2002.

(Currency – Billions of Turkish Lira)

Note I – A – (Continued)

Depreciation:
Bank premises and equipment is restated for the changes in the general purchasing power of the Turkish Lira and depreciated in accordance with the Turkish Tax Laws at rates approximating their estimated useful lives on a straight-line basis. These rates are as follows:

Buildings	2%
Motor vehicles	15-20%
Other fixed assets	5-20%

Foreign currency transactions:
Gains and losses arising from foreign currency transactions are reflected in the statement of income as realised during the course of the period. Foreign currency assets and liabilities have been translated into Turkish Lira at foreign exchange rates prevailing at the period-end, the effects of which are also reflected in the statement of income as foreign exchange gain or loss.

Accounting in hyperinflationary economies
Article 14 (the "Article") of "Regulation on Accounting Standards"; "Accounting Standard for Financial Reporting in Hyperinflationary Economies" is valid since 1 July 2002.

The Bank's financial statements are restated for the changes in the general purchasing power of Turkish Lira on the balance sheet date in accordance with the Article as mentioned above. The corresponding figures for previous periods are restated in the same terms. In order to define an economy as a hyperinflationary economy, there are certain criteria set in the Article. One characteristic is a cumulative three-year inflation rate approaching or exceeding 100%. Inflationary accounting is applied in accordance with the Article and based on the supplement attached to it including the Turkish nation-wide wholesale price indices published by the State Institute of Statistics. Based on these indices, the three-year inflation rate in Turkey has been 254% as at 30 September 2002. Accordingly the financial statements of the Bank are restated for the changes in the general purchasing power of Turkish Lira as at 30 September 2002.

The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. Such indices and conversion factors used to restate the accompanying financial statements at 30 September 2002 and 31 December 2001, are given below:

Date	Index	Conversion factor
30 September 2002	6,024.6	1.000
31 December 2001	4,951.7	1.217

The main guidelines for the above mentioned restatement are as follows:

- Inflationary accounting was applied starting from 1970. For the transactions before 1970, the restatements were made as if they occurred in 1970.
- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

Note I – A – (Continued)

- Non-monetary assets and liabilities are restated from their acquisition dates. The effects of any revaluations made before based on the prior legislations are eliminated.

- The components of shareholders' equity, are restated by applying the relevant conversion factors except for any revaluation surpluses previously recorded. Any capital increases through such surpluses are not considered as contributions of shareholders. Transfers from reserves, undistributed profits, share premiums and income on sale of participations and premises and equipment to capital, are considered as capital contributions of shareholders. As a result of the restatements, any positive differences between the nominal paid-up capital and the restated paid-up capital, are recorded under "capital reserves from inflation adjustments to share capital" in the shareholders' equity.

- All items in the statement of income are restated by applying the monthly conversion factors.

- As the price indices are announced monthly, the same indices are used for all the transactions of the related month.

- The effect of inflation on the net monetary position of the Bank, is included in the statement of income as "gain on net monetary position".

- Investments, affiliated companies and other equity shares are either presented at fair values if their fair values are available, or at market values if they are quoted, otherwise restated by applying the relevant conversion factors to their carrying values from the date of their acquisition after deducting any bonus shares received due to revaluation surpluses added to capital and financial expenses capitalised, including foreign exchange differences. Investments, affiliated companies and other equity shares in foreign currencies have been translated into Turkish Lira at foreign exchange rates prevailing at the balance sheet date.

The restated amount of non-monetary assets are reduced when they exceed the amounts recoverable from the items' future uses taking into consideration criteria like the nature of impairments like permanent or temporary, and the impairment size. Provision for impairments is recognized in the statement of income. In determination of fair values, prudency and materiality principles are applied in accordance with "Regulation on Accounting Standards".

Deferred tax assets and liabilities:
Deferred tax assets and liabilities are recognized, using the liability method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

The Bank did not calculate any deferred tax assets/liabilities on income or losses incurred as a result of applying inflationary accounting.

Items held in trust:
Assets, other than cash deposits, held by the Bank in fiduciary or agency capacities for its customers and government entities are not included in the accompanying balance sheets, since such items are not under the ownership of the Bank.

Note I – A – (Continued)

b) Changes in the accounting policies and effects of such changes on the financial statements:-

There were no changes in the accounting policies.

(3) Application of the basic accounting principles; going-concern, accrual basis accounting and consistency concepts:-

The financial statements are prepared on the basis of going-concern, accrual basis accounting and consistency principles.

(4) Changes to the valuation policies, if any, and effects of such changes on the financial statements:-

In accordance with the Regulation announced by BRSA on the "Interim Reportings of Commercial Banks", the valuation principles of foreign currency indexed securities with maturity of 3 and 5 years, issued by the Turkish Treasury in the 2001 debt-swap, have been changed. Accordingly, such securities which were held to maturity and valued according to the prices of similar Eurobonds issued in foreign markets by the Turkish Treasury as at 31 December 2001, have been valued using discounting method with internal rate of return since the date of the written decision of the Bank's management to classify them as "investment securities."

(5) Valuation methods of securities (including investments, affiliated companies and other long-term investments):-

A. Securities :

Securities in Turkish Lira:-

1- Equity shares

Equity shares comprised of securities quoted in the Istanbul Stock Exchange. Such shares are valued according to the weighted average prices at the Istanbul Stock Exchange for the last 30 working days. The positive valuation increments are booked under the "valuation increments" heading as a component of shareholders' equity.

2- Other securities

Fixed-income securities
Such securities are marked to market.

Securities in foreign currencies:-
Securities in foreign currencies are valued using discounting method with internal rate of return as such securities are either not traded in the market or their fair values are not estimated accurately .

B. Investments :

Securities in Turkish Lira:-
Investments quoted in the Istanbul Stock Exchange are valued according to the weighted average prices at the Istanbul Stock Exchange for the last 30 working days. The positive valuation increments are booked under the "valuation increments" heading as a component of shareholders' equity, whereas the impairments are booked under the "other provisions" heading in the statement of income.

Note I – A – (Continued)

All other investments are restated by applying the relevant conversion factors to their carrying values after deducting the following components;

- Any bonus shares received due to revaluation surpluses added to capital,
- Financial expenses capitalised, including foreign exchange differences.

For unquoted investments with insufficient financial performance, provisions for impairment in their values are calculated based on their inflation adjusted net asset values in financial statements. Such provisions are accounted under "other provisions" in the statement of income.

The payment dates of the capital increases are the basis for restatements.

Securities in foreign currencies:-
Investments in foreign currencies are recorded at purchase costs, and converted into Turkish Lira at the prevailing exchange rates at balance sheet date.

C. **Investments in affiliated companies :**

Valuation principles for investments in affiliated companies are the same with the principles applied for investments as explained above in paragraph B.

D. **Other long-term investments :**

Securities in Turkish Lira:-

1- Equity shares

Valuation principles for equity shares classified under other long-term investments are the same with the principles applied for investments as explained above in paragraph B.

2- Other securities

a) Long-term investments
Treasury bills and government bonds classified under "investment portfolio" are valued using discounting method with internal rate of return.

b) Pledged securities
Securities in Turkish Lira given as collateral against legal obligations are booked at purchase costs and valued on a "simple interest rate basis". Interest earned upto the balance sheet date is accounted under "accrued interest and income on securities".

Foreign currency indexed securities given as collateral against legal obligations, are valued using discounting method with internal rate of return in compliance with the Letter issued by BRSA, BDDK.DZM.2/25-8510. Interest earned upto the balance sheet date is accounted under "accrued interest and income on securities".

Securities in foreign currencies:-

1- Other securities

a) Long-term investments
Securities in foreign currencies classified under "investment portfolio" are valued using discounting method with internal rate of return.

Note I – A – (Continued)

b) Pledged securities
Securities given as collateral against legal obligations are booked at purchase costs and valued on a "simple interest rate basis". Interest earned upto the balance sheet date is accounted under "accrued interest and income on securities".

(6) **Method of depreciation applied, any changes in methodology and effects of such changes:-**

Bank premises and equipment are depreciated on a "straight-line basis". There have not been any changes made in depreciation method during the current period.

(7) **US dollar effective exchange rate used in translation of foreign currency items in the financial statements, into the Turkish lira (TL) at the date of balance sheet, and US dollar effective exchange rates for TL announced by the Bank applicable to its transactions for the last five working days of the period are as follows:-**

	30 September 2002
A. US dollar effective purchase rate at the date of balance sheet	1,631,800
B. US dollar effective purchase rates for the days before balance sheet date	
Day 1	1,640,000
Day 2	1,640,000
Day 3	1,630,000
Day 4	1,635,000
Day 5	1,640,000

Note I – A – (Continued)

(8) **US dollar equivalents of assets and liabilities denominated in foreign currencies and foreign currency open positions at the date of balance sheets were as follows:-**

	30 September 2002	
	Turkish Lira	US dollar equivalents in $ million
I – FOREIGN CURRENCY ASSETS		
1) Liquid Assets (cash on hand, cash in transit, purchased cheques)	111,073	68
2) Central Bank of Turkey	267,105	164
3) Domestic banks (excluding interbank deposits)	48,582	30
4) Foreign banks	786,951	482
5) Securities (Net)	883,009	541
6) Loans	3,923,255	2,404
7) Reserve deposits	776,961	476
8) Foreign currency-indexed assets (a+b)	3,155,073	1,934
a) Loans	194,178	119
b) Others	2,960,895	1,815
9) Accrued interest and income	807,096	495
10) Other assets	1,358,143	832
COMMITMENTS AND CONTINGENCIES	**1,805,346**	**1,106**
11) Repurchase contracts	-	-
12) Forward currency purchases	1,805,346	1,106
TOTAL FOREIGN CURRENCY ASSETS	**13,922,594**	**8,532**
II – FOREIGN CURRENCY LIABILITIES		
1) Foreign currency deposits	8,490,072	5,203
2) Gold deposits	43,165	26
3) Bank deposits	313,286	192
4) Funds borrowed from Central Bank of Turkey	-	-
5) Funds borrowed from domestic banks (excluding interbank takings)	35, 882	22
6) Funds borrowed from other domestic organisations	-	-
7) Foreign borrowings	2,363,805	1,449
8) Securities issued (Net)	-	-
9) Foreign currency-indexed liabilities (a+b)	95	-
a) Funds borrowed	-	-
b) Others	95	-
10) Accrued interest and expense	69,007	42
11) Other liabilities	693,378	425
COMMITMENTS AND CONTINGENCIES	**1,739,906**	**1,066**
12) Resale contracts	-	-
13) Forward currency sales	1,739,906	1,066
TOTAL FOREIGN CURRENCY LIABILITIES	**13,748,596**	**8,425**
FOREIGN CURRENCY NET POSITION (I – II)	**173,998**	**107**

The foreign currency balance sheet is managed in accordance with the Bank's liquidity and provisioning policies and in compliance with the legal legislation.

(Currency – Billions of Turkish Lira)

Note I – A – (Continued)

Foreign currency assets and liabilities of the Bank per major currencies, were as follows as at 30 September 2002:-

	US Dollars	Euro	Others** in US dollar equivalents
I- Foreign Currency Assets			
Liquid assets	29,661	31,271	7,973
Due from banks	229,539	428,008	23,223
Securities (net)	482,898	58,923	-
Loans	1,914,011	416,125	79,024
Other long-term investments (net)	536,350	59,023	-
Other foreign currency assets*	3,140,192	1,040,980	78,854
Total Foreign Currency Assets	**6,332,651**	**2,034,330**	**189,074**
II- Foreign Currency Liabilities			
Deposits	3,810,956	1,486,721	141,195
Funds borrowed	1,141,614	389,122	4,434
Securities issued (net)	-	-	-
Other foreign currency liabilities*	1,279,335	151,492	44,473
Total Foreign Currency Liabilities	**6,231,905**	**2,027,335**	**190,102**
Difference (I - II)	**100,746**	**6,995**	**(1,028)**

* All other foreign currency assets and liabilities including off balance sheet items

** US dollar equivalent of all other currencies having less than 10% share in foreign currency assets and liabilities

(9) **Bank premises and equipment, and insurance coverages:-**

	30 September 2002		
	Book Values in Gross*	Accumulated Depreciation	Insurance Coverage
Movables	**603,991**	**442,078**	**116,673**
Immovables	**541,742**	**103,533**	**279,927**
1-Assets under use for banking activities	541,742	103,533	279,927
2-Others	-	-	-
Special costs	**134,223**	**89,103**	**-**
Assets held for resale	**254,505**	**-**	**-**
1-Stocks	2,090	-	-
2-Immovables	252,415	-	-
Assets held under financial leases**	**73,997**	**46,087**	**-**

* Gross amount before accumulated depreciation

** Financial leasing transactions are accounted for in accordance with Turkish legislation, not IAS17. Accordingly, fixed assets acquired through financial leases are not reflected in the accompanying financial statements as further discussed in Section II.note 18.

(10) **Significant commitments and contingencies from which probable gains/losses may occur, although amounts can not be reasonably estimated:-**

There were no such cases.

(Currency – Billions of Turkish Lira)

Note I – A – (Continued)

(11) Other matters which had significant effects on the financial statements and therefore should be disclosed for the purpose of presentation of fair and sufficient information on the financial statements:-

The reserve for retirement pay for the current period, amounted to TL10,320 of which TL808 was provided in the current period.

The provision made in the current period against non-performing loans, amounted to TL31,556 and accordingly total provision for non-performing loans reached to TL254,599 as at 30 September 2002 considering the effects of loans written-off or collected during the period. Furthermore, the general provision made for credit risks amounted to TL3,374 and accordingly such provisions amounted to TL37,464 in total.

A part of provision for impairment losses in the amount of TL11,015 made in the prior periods for the impairment in fair values of some realestates, was reserved in the current period, taking into consideration the updated expert report results.

Moreover, the general provision of TL48,000 allocated for possible losses in the future as at 30 September 2002.

(12) Name of the independent audit firm

The independent audit firm is Cevdet Suner Denetim ve Yeminli Mali Müşavirlik Anonim Şirketi (a member firm of KPMG).

B. **Other Disclosures**

(13) Significant events and matters arising subsequent to the date of balance sheet:-

There were no such cases.

(14) Foreign branches:-

	30 September 2002	
Location	**Total Assets(TL)**	**Legal Capital**
1- Luxembourg	1,864,251TL	USD 89,500,000
2- Malta	3,661,914 TL	-
3- Bahrein	122,725 TL	-

C. **Independent Auditor's Review Report**

In the independent auditor's review report dated 14 November 2002, nothing has come to their attention that causes them to believe that the accompanying financial statements of Türkiye Garanti Bankası A.Ş. do not give a true and fair view in accordance with regulations described in Article 13 "Accounting and Recording Rules" of Turkish Banking Law.

II- NOTES TO BALANCE SHEET AND OFF-BALANCE SHEET ACCOUNTS

(1) TL.....-...... **of cash at the Central Bank was deposited under blocked accounts.**

(2) **a- Due from foreign banks:-**

	30 September 2002	
	Turkish Lira	US dollar Equivalents in Millions
Unrestricted balance	862,328	528
Restricted balance	47,357	29
Total	909,685	557

b- Breakdown of due from foreign banks according to their origins:-

30 September 2002

	OECD Countries			Other Countries	
	Country	Balance (TL)		Country	Balance (TL)
1.	Germany	236,441	1.	Channel Islands	119,985
2.	United Kingdom	220,754	2.	Russia	25,490
3.	USA	127,832	3	Cyprus	19,203
4.	Austria	80,930	4.	Kuwait	16,363
5.	Luxembourg	19,320	5.	Malta	541
6.	Ireland	15,576	6.	S. Arabia	150
7.	The Netherlands	13,325	7.	Bahrein	22
8.	Japan	5,167	8.	Iraq	13
9.	Sweden	3,491			
10.	Switzerland	1,559			
11.	Belgium	1,009			
12.	Denmark	927			
13.	Italy	377			
14.	France	283			
15.	Norway	222			
16.	Australia	209			
17.	Canada	203			
18.	Spain	192			
19.	Greece	40			
20.	Finland	32			
21.	Polland	29			
		727,918			181,767

(3) a- TL1,217 **of "securities" balance represents the "valuation increment" on securities.**

b- **Total carrying value of equity shares of which market values exceeded their costs and which were stated at cost in the balance sheet amounted to** TL....-.... **total costs of securities recorded at their market values amounted to** TL375.

c- TL1,679,027 **of securities and long-term investments comprised of securities held in compliance with legal requirements.**

(Currency – Billions of Turkish Lira)

Note II – (Continued)

d- Breakdown of securities for the current period:-

	30 September 2002			
	Purchase Costs	Market Value (***)	Value per Central Bank of Turkey (*)	Provision for Diminishing in Value
Government bonds and treasury bills				
1. Fixed-income securities (**)	628,884	673,455	674,938	-
2. Securities indexed to inflation	-	-	-	-
3. Securities indexed to foreign currency	-	-	-	-
4. Securities in foreign currency	881,381	900,954	-	-
Investment funds	6,695	6,739	-	-
Other notes				
1. Fixed-income securities	-	-	-	-
2. Securities indexed to inflation	-	-	-	-
3. Securities indexed to foreign Currency	-	-	-	-
4. Securities in foreign currency	-	-	-	-
Gold	763	-	-	-
Equity shares				
1. Quoted	7,492	6,260	-	2,449
2. Unquoted	-	-	-	-
Others	-	-	-	-

As explained above in Section I.A.note 5, trading portfolio is generally marked to market. Interest accruals calculated per market prices are classified under "Accrued Interest and Income on Securities", whereas purchase costs of such securities are classified under "Securities", in account no. 030 and 031. The only exception is the equity shares which are classified in "Securities" at their market prices. Accordingly, market values of such equity shares in the amount of TL6,260 as mentioned above were included in "Securities", in account no. 030 as at 30 September 2002.

(*) values calculated based on daily prices announced by the Central Bank of Turkey in the Official Gazette

(**) securities in the amount of TL....-..., purchased under resale agreements are booked at purchase costs. Such securities are presented again at their purchase costs in "Market Value" and "Value per Central Bank of Turkey" columns.

(**) Securities in foreign currencies are valued using discounting method with internal rate of return as such securities are either not traded in the market or their fair values are not estimated accurately.

(4) **a- Advances, cash and non-cash loans granted to shareholders and personnel:-**

	30 September 2002	
	Cash	Non-cash
1. Lendings to shareholders		
Lending to corporations	10,301	146,729
Other lendings	-	-
Lendings to shareholders	169,559	84,729
2. Lendings to personnel	8,786	3

Cash and non-cash loans extended to shareholders are treated as ordinary commercial lendings to other customers in the existing market conditions.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

b- Credit policies and practices applied for related parties (as defined by International Accounting Standards), and analysis of related party transactions during the period:-

Transactions with related parties are held under arm's-length conditions; terms are set according to the existing market conditions and in full compliance with the Banking Law. The Bank's policy is to keep the balances with related parties at reasonable levels.

Balances with related parties and share of such balances in financial statements were as follows at 30 September 2002:-

	Related Party Risks	Balance Sheet Total	Share (%) of Related Party Risks in Total
Due from banks	197,567	1,240,922	15.92
Cash loans	643,329	5,277,054	12.19
Interest income accruals on loans	50,773	274,418	18.50
Other income accruals	436	762,164	0.06
Miscellanous receivables	273,719	365,548	74.88
Deposits	320,398	12,906,704	2.48
Interest expense accruals on deposits	1,393	123,939	1.12
Non-cash loans	290,668	4,722,786	6.15
Interest income	135,322	2,457,644	5.51
Interest expenses	53,800	1,663,783	3.23
Fees and commissions income	11,039	336,934	3.28
Fees and commissions expense	128	143,353	0.09
Derivative transactions	62,872	3,681,368	1.71

c- Receivables from and payables to affiliated companies and other investees, were as follows:-

	30 September 2002	
	Financial investees and affiliated companies	Other investees and affiliated companies
RECEIVABLES		
- Due from banks and other financial institutions	197,567	-
- Loans (including overdue loans)	94,901	38,710
- Accrued interest and income	2,176	1,182
PAYABLES		
- Deposits	141,365	20,450
- Accrued interest and expenses	1,240	49
DOCUMENTARY CREDITS AND OTHER NON-CASH LOANS		
- Letters of guarantee	20,818	5,001
- Acceptance credits	1,640	-
- Letters of credit	1,658	413
- Other non-cash loans	4,065	-

Balances with affiliated companies and other investees, resulted from arm's-length banking activities under the terms set in accordance with the existing market conditions.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

d- **Loans and other receivables renewed, refunded or restructured, and classified under groups I&II:-**

	30 September 2002			
	Group I – Standard performing loans and other receivables (TL)		Group II – Loans and other receivables under special follow-up (TL)	
	(1) Renewed, refunded or restructured loans and other receivables	(2) Other loans and receivables	(1) Renewed, refunded or restructured loans and other receivables	(2) Other loans and receivables
Cash loans	**-**	**5,085,300**	**6,964**	**184,789**
I- Loans (excluding loans for specialization)	-	5,085,300	6,964	184,789
Export loans	-	1,145,471	-	-
Investment loans	-	23,959	-	-
Loans to domestic banks	-	2,677	-	-
Loans to foreign banks	-	236,509	-	-
Gold credits	-	90,404	-	-
Other loans	-	3,586,280	6,964	184,789
1-Consumer loans	-	191,615	-	-
2-Credit cards	-	702,366	-	-
3-Other foreign lending	-	2,355,772	4,412	-
4-Others	-	336,527	2,552	184,789
II- Specialization loans	-	-	-	-
III- Liquidated non-cash loans	-	-	-	-
Receivables classified under other assets but legally considered as loans	-	**2,006,549**	-	-
Other receivables	-	**422,712**	-	**8,579**
Non-cash loans	-	**4,713,900**	-	**8,886**

(5) a- **Loans and other receivables renewed, refunded or restructured, and classified under follow-up accounts:-**

There were no such cases.

b- **Collateral distribution of loans and other receivables under follow-up:-**

	30 September 2002		
Collateral groups	Group III Loans and receivables limited collectibility	Group IV Loans and receivables collectibility uncertain	Group V Loans and receivables uncollectible
Unsecured	-	-	83,467
Group I	-	-	-
Group II	-	-	194,253
Group III	-	158,009	39,100
Group IV	-	-	-

(Currency – Billions of Turkish Lira)

Note II – (Continued)

c- Movements in provision for loans and receivables under follow-up:-

	30 September 2002		
	Group III Loans and receivables limited collectibility	Group IV Loans and receivables collectibility uncertain	Group V Loans and receivables uncollectible
Balance, beginning of period	**133,800**	**306,535**	**205,661**
- Increases during the period	-	38,851	11,482
- Transfer from other follow-up accounts	-	96,107	184,536
- Transfer to other follow-up accounts	(96,107)	(184,536)	-
- Collections during the period	-	(42,502)	(24,690)
- Write-offs	(2,570)	(1)	(10,828)
- Restatement effects due to inflationary accounting	(35,123)	(56,445)	(49,341)
Balance, end of period	**-**	**158,009**	**316,820**
- Specific provisions	(-)	93,459	161,140
Net balance at period end	**-**	**64,550**	**155,680**

d- Foreign currency receivables under follow-up accounts :-

	30 September 2002		
	Group III Loans and receivables limited collectibility	Group IV Loans and receivables collectibility uncertain	Group V Loans and receivables uncollectible
Balance, beginning of period	-	-	-
- Specific provisions	-	-	-
Net balance at period end	-	-	-

(6) Receivables on forwards sales of assets:-

	30 September 2002			
	Gross receivable			
		Foreign currency		
	Turkish Lira	Foreign currency	Turkish Lira equivalent	Total receivable amount, Net
Receivables on forwards sales of assets				
1.Sale of investments, affiliates and other long-term investments	158,070	US$70 million	114,226	272,296
2. Other	1,423	-	-	1,423

Explanation on receivables on forwards sales of assets:-

In December 2001, just before the merger with Osmanlı Bankası A.Ş., the Bank sold the investment in Compagnie Ottomane D'Investment B.V. to Doğuş Holding AŞ at its book value of US$310 millions. As a result of this term sale, there is a receivable of TL272,296 at 30 September 2002 in the accompanying balance sheet.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

(7) a- TL147,514 of investments and affiliated companies represented the impairment in value of such assets arising from the market value adjustments for such investments traded on the Istanbul Stock Exchange, and TL305,164 represented the impairment in value of such assets arising from equity accounting application.

b- Economic sectors of investments and affiliated companies were as follows:-

	30 September 2002			
	Purchase Costs	Bonus Shares	Revaluation Surplus	Impairment in Value
Domestic investments and Affiliated companies				
Insurance	28,836	-	-	-
Manufacturing	35,905	-	-	(1,857)
Tourism	245,207	41,086	-	46,254
Other financial sectors	161,345	2,582	-	38,637
Other commercial sectors	681,801	15,344	-	353,143
Foreign investments and Affiliated companies				
Banking	246,172	-	-	3,239
Other financial sectors	21,594	-	-	13,262
Other commercial sectors	-	-	-	-

c- Investments and affiliated companies quoted at the domestic and foreign stock exchange markets amounted to TL85,545 including capital advances of TL25,700 and TL...-...., respectively.

d- Bonus shares received on investments and affiliated companies amounted to TL59,012.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

e- At 30 September 2002, investments and affiliated companies included the followings:-

Investments and Affiliated Companies	% of ownership	Total capital	Net income for the period		Market value	
INDUSTRIAL COMPANIES						
LASAŞ LASTİK SAN.VE TİC. A.Ş.	99.99	38,879	(7,892)		-	
COMMERCIAL COMPANIES						
GARANTİ BİLİŞİM TEKN. TİC. A.Ş.	100.00	73,578	8,928		-	
BANKALARARASI KART MERK.A.Ş. (**)	10.15	4,000	882		-	
GARANTİ FİNANSAL KİRALAMA A.Ş.	100.00	51,453	38,302		-	
GARANTİ FİNANS FACTORING HİZ.A.Ş.	55.40	58,578	1,256		8,294	(*)
GARANTİ YATIRIM MENKUL KIYM. A.Ş.	100.00	25,539	(2,881)		-	
GARANTİ PORTFÖY YÖNETİMİ A.Ş.	100.00	4,600	(1,744)		-	
PETROTRANS NAKLİYAT TİC. A.Ş. (**)	99.60	5	(3)	(***)	-	
ANAKONUT DANIŞMANLIK A.Ş.	100.00	262,420	(20,103)	(***)	-	
DOĞUŞ HAVA TAŞIMACILIĞI A.Ş.	96.49	97,863	824		-	
TANSAŞ PERAKENDE MAĞAZACILIK A.Ş.	25.92	280,469	(24,915)	(*****)	45,269	(*)
GARANTİ ÖDEME SİSTEMLERİ A.Ş. (**)	99.92	5	175	(***)	-	
İKSİR ULUS. ELEKT. TİC. BİL. VE HAB. HİZ. A.Ş.	31.36	177,855	(37,882)	(****)	-	
GARANTİ SİGORTA A.Ş.	100.00	35,750	(1,130)		-	
GARANTİ HAYAT SİGORTA A.Ş.	99.36	15,840	(25)		-	
VOLKSWAGEN DOĞUŞ TÜKETİCİ FİNANSMANI A.Ş.	37.00	21,304	4,351			
DOĞUŞ İNSANGÜCÜ A.Ş. (**)	64.10	600	244	(***)	-	
DOĞUŞ HİZMET YÖNETİMİ ORG. VE DAN. A.Ş. (**)	89.00	30	(16)	(***)	-	
GARANTİ GAYRİMENKUL YATIRIM ORTAKLIĞI A.Ş.	50.98	53,524	1,553		6,282	(*)
GALATA ARAŞTIRMA YAYINCILIK TAN. VE BİL A.Ş.	100.00	236	68		-	
TOURISM COMPANIES						
DOĞUŞ TURİZM SAĞLIK YAT. VE İŞLT. A.Ş.	100.00	136,272	17,824		-	
GARANTİ TURİZM YAT.VE İŞL. A.Ş.	43.33	87,056	(22,292)	(****)	-	
ŞAHİNTUR ŞAHİNLER O. TURZ. YAT. İŞL. A.Ş.	100.00	6,684	44		-	
KONAKLI TURİZM TEM. TAŞ. ORG. A.Ş.	99.97	12,876	(341)		-	
SİTİTUR TURİZM TAŞ. ORG. A.Ş.	99.82	105,109	3,417		-	
INVESTMENTS IN FOREIGN CURRENCY						
GARANTI BANK INT. N.V.	100.00	EUR 121.8 mio	5,798,220 EUR		-	
DOC FINANCE S.A.	90.00	CHF 12 mio	(6,675,602) CHF	(****)	-	
BOSPHORUS FINANCIAL SER. LTD.	99.99	USD 100,000	(23,409) USD		-	
GARANTI BANK MOSCOW	78.34	USD 32.5 mio	(7,919,813) USD		-	
INSTRUMENTS FINANCE COMPANY	100.00	USD 25,000	(83,956) USD		-	
GARANTI FINANCIAL SERVICES PLC	100.00	USD 2.6 mio	1,870,256 USD		-	
GARANTI FUND MANAGEMENT CO. LTD.	99.00	USD 100,000	(107,926) USD		-	
OTTOMAN REAL ESTATE COMPANY S.A.	99.00	USD 150,000	22,945 EUR		-	
IOB BANK OFFSHORE LTD.	100.00	USD 2,000,000	3,863,654 USD		-	
KÖRFEZ FINANCIAL SERVICES PLC.	100.00	USD 626,000	(371,982) USD		-	
UNITED TURKISH GULF BANK INT. LTD.	100.00	USD 1,000,000	(11,490,379) USD		-	

(*) Quoted shares are valued at the weighted average market rates for the last 30 working days between 19 August and 30 September 2002.
(**) Inflation adjusted financial statements are not available.
(***) Operating results for the six-month period ended 30 June 2002.
(****) Operating results for the year ended 31 December 2001.
(*****) Inflation adjusted operating results for the six-month period ended 30 June 2002

f- Sale of investments and affiliated companies during the current period:-

There were no such cases.

(Currency – Billions of Turkish Lira)

Note II - (Continued)

(8) Other long-term investments:-

	30 September 2002			
	Government Securities		Other Securities	
	Purchase Costs	Revalued Costs	Purchase Costs	Revalued Costs
Securities in Turkish lira	**4,170,199**	**4,792,186**	**17,500**	**11,526**
1-Equity shares	-	-	17,500	11,526
a) Long-term investments	-	-	17,500	11,526
b) Pledged securities	-	-	-	-
c) Restricted securities	-	-	-	-
2- Other securities	4,170,199	4,792,186	-	-
a) Long-term investments	2,007,248	2,331,011	-	-
b) Pledged securities	1,809,203	2,044,710	-	-
c) Restricted securities	353,748	416,465		
Securities in foreign currencies	**970,392**	**998,163**	-	-
1-Equity shares	-	-	-	-
a) Long-term investments	-	-	-	-
b) Pledged securities	-	-	-	-
c) Restricted securities	-	-	-	-
2- Other securities	970,392	998,163	-	-
a) Long-term investments	296,773	305,106	-	-
b) Pledged securities	673,619	693,057	-	-
c) Restricted securities	-	-	-	-

(9) Movables and immovables held for resale in accordance with the Banking Law, amounted to TL2,090 **and** TL252,415**, respectively.**

(10) Items comprising 20%, at minimum, of other assets and other liabilities representing 10%, at minimum, of the balance sheet total (excluding commitments and contingencies):-

There were no such items.

(11) a- Maturity structure of deposits:-

	30 September 2002	
	Demand Deposits	Time Deposits
Saving deposits	139,005	1,803,657
Deposits of official authorities and organisations	31,702	2,257
Commercial deposits	383,497	1,287,276
Deposits of other organisations	78,025	108,268
Bank deposits	15,360	524,420
1-Central Bank of Turkey	-	-
2-Domestic banks	1,798	166,445
3-Foreign banks	13,562	357,975
4-Others	-	-
Foreign currency deposits	1,939,514	6,550,558
1-Resident customers	1,770,177	5,686,725
2-Non-resident customers	169,337	863,833
Gold deposits	4,141	39,024
Total deposits	2,591,244	10,315,460

(Currency – Billions of Turkish Lira)

Note II – (Continued)

b- Deposits insured or guaranteed under "Saving Deposit Insurance Fund":-

	30 September 2002 Insurance Coverage
1- Saving deposits	1,931,866
2- Foreign currency saving deposits	5,988,433
3- Other saving-type deposits	40,213
4- Deposits at foreign branches under foreign insurance coverages	-

(12) a- **Discounted portion of securities issued:** None.

b- **Bonds convertible into equity shares:** None.

c- **Securities other than shares issued during the current period:** None.

(13) **Cash collaterals received amounted to** TL504 .

Cash collaterals represent the customers' valuables held under blocked accounts as security for non-cash loans granted.

(14) a- **A portion of the "valuation increment" on securities (including equity shares classified in securities, investments, affiliated companies and other long-term investments) amounting to** TL....-...., **was related to securities denominated in foreign currencies.** TL....-.... **of this portion represented the foreign exchange gain accrual on such equity shares classified in investments, affiliated companies and other long-term investments.**

b- **Presentation of accrued foreign exchange gains on equity shares classified as investments, affiliated companies and other long-term investments in financial statements:-**

Foreign exchange gains on equity shares included in investments, affiliated companies and other long-term investments denominated in foreign currencies, are classified under "foreign exchange gain" in the statement of income for the period.

(15) **Maturity profile of Assets, Liabilities and Certain Commitments according to remaining maturities:-**

Maturities profiles were presented for the current period in Section IV. Supplementary Financial Statements.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

(16) a- Components of shareholders' equity as defined by the Turkish Banking Law and further broadened in accounting application:-

	30 September 2002
Shareholders' Equity per Banking Law (1-19) :-	
I- CORE CAPITAL	1,551,419
1-Paid capital	791,748
- Nominal capital	791,748
- Unpaid capital	-
2-Legal reserves	273,282
- 1st legal reserve (TCC 466/1)	144,895
- 2nd legal reserve (TCC 466/2)	88,878
- Share premium	-
- Legal reserve per special legislation and articles of association	39,509
3-Extraordinary reserves	545
- Reserves allocated per Ordinary General Meeting	3
- Exchange rate difference on foreign currency capital	542
- Retained earnings	-
4-Capital reserves from inflation adjustments to share capital	1,600,235
5-Net income for the period	71,816
6-Losses (-)	(1,186,207)
- Current period losses	-
- Prior year losses	(1,186,207)
II- SUPPLEMENTARY CAPITAL	88,451
7-Revaluation surplus	1,770
- Movables	-
- Immovables	1,770
- Cost increase fund	-
- Bonus shares from investee companies and income on sale of immovables	-
- Revaluation surplus on leasehold improvements	-
8-Revaluation surplus received through bonus shares from investments and affiliated companies	-
9-Provisions	85,464
- General provision for loan losses	37,464
- General provisions for various risks	48,000
10-Other capital sources	-
11-Valuation increments	1,217
- Securities	1,217
- Investments and affiliated companies	-
- Other long-term investments	
III- DEDUCTIONS FROM CAPITAL	517,940
12-Equity participation in unconsolidated financial institutions	416,700
13-Leasehold improvements	45,119
14-Pre-operating expenses	20,758
15-Prepaid expenses	35,363
16-Decrease in market value of equity participations and fixed assets	-
17-Subordinated debts granted to banks operating in Turkey	-
18-Goodwill	-
19-Capitalised expenses	-
Legal Capital Base (I+II-III)	1,121,930
Accounting Basis - Capital Base (1-11, excl. 5, 9 and 10)	1,482,590

(Currency – Billions of Turkish Lira)

Note II – (Continued)

b- Capital base and it's components in the capital adequacy ratio in accordance with Banking Legislation:

	30 September 2002
I- Core capital	1,551,419
II- Supplementary capital	88,451
1- Other capital sources	-
2- Other	88,451
III-Capital (I+II+Subordinated debt)	1,639,870
Subordinated debt	-
IV-Deductions from capital	(517,940)
V- Capital base (III+IV)	1,121,930

(17) **a- If the Bank applies registered share capital system, ceiling of the registered share capital:-**

The Bank has registered share capital. The ceiling of the registered share capital is TL1,000,000 .

b- Capital increases during the period:

TL1,000,000 registered share capital of the Bank was increased from TL750,000 to TL791,748, of which TL41,610 was made from fixed asset sale income and TL138 from investment sale income.

c- Transfer from revaluation surplus to contribute the capital increase: None.

d- Priority rights assigned to certain capital shares: None.

e- Shareholders holding 10% or more interest in the share capital:-

	30 September 2002			
	Share Capital	Participation	Paid Capital	Unpaid Capital
Doğuş Holding A.Ş.	388,045TL	49.01%	388,045TL	-
Doğuş İnşaat ve Tic. A.Ş.	123,279TL	15.57%	123,279TL	-

(18) **Basis of presentation of financial leasing activities in financial statements and disclosures on such transactions in accordance with International Accounting Standard 17 (IAS 17):-**

Financial leasing transactions are accounted for in accordance with Turkish legislation, not IAS17. Per Turkish legislation, financial leasing transactions are accounted for as if they were operating leases. Accordingly, fixed assets acquired through financial leases and the related payables are not reflected in the accompanying financial statements; instead the periodic payments of installments, with no distinction between principal and interest portions, were initially recorded as "prepaid expense" to be charged to expense throughout the lease period. During the period ended 30 September 2002, such payments charged to statement of income as expense accumulated to TL5,755 and the remaining balance recorded as "prepaid expense" in the balance sheet, amounted to TL14,480.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

Had the Bank applied IAS17, TL5,755 of the prepayments related to leasing activities incurred till 30 September 2002, would not be charged to income, instead prior years losses and prepaid expenses would be less by TL5,589 and TL14,480, respectively, and the following items of the financial statements would be higher by the amounts below:-

Bank premises and equipment, net	27,910
Payables from financial leasing activities, net	8,712
Depreciation expense	8,569
Interest expense	1,491
Foreign exchange losses	1,548
Gain on net monetary position	4,982

(19) ***Other significant matters:-***

a- Deferred tax liabilities and related provisions:-

	30 September 2002
Deferred tax assets, net	350,507
Deferred tax liability	-
Provision for deferred tax - (Income)/Expense	10,000

b- Policy on accounting for currency swaps in accordance with Turkish GAAP and Turkish Uniform Chart of Accounts for Banks:-

For the accounting of currency swaps, the second methodology defined in the Turkish Uniform Chart of Accounts for Banks is applied, i.e. spot legs of the transaction are reflected in the balance sheet and forward legs in the off-balance sheet accounts.

c- Exchange rate gain/loss accruals on forwards and swaps, accounted under other accruals in assets and liabilities:-

	30 September 2002
Income accruals on forwards	1,434
Expense accruals on forwards	767
Income accruals on currency swaps	703
Expense accruals on currency swaps	1,930
Income accruals on interest swaps	1,028
Expense accruals on interest swaps	1,016
Expense accruals on options	313

d- Details on assets and liabilities indexed to foreign exchange rates, gold prices and other financial indicators were as follows:-

Assets indexed to foreign exchange rates comprise of loans (US$-EUR) and securities (US$) indexed to foreign exchange rates. Accrued interest and foreign exchange gains on such assets are included in the related interest income accounts.

(Currency – Billions of Turkish Lira)

III- NOTES TO STATEMENT OF INCOME

(1) a- **Interests received from the investee companies amounted to** TL93,840. **Fees and commissions received from such companies aggregated to** TL278 .

b- **Interests paid to the investee companies amounted to** TL30,784. **Fees and commissions paid to such companies aggregated to** TL128.

(2) **Income on financial leasing transactions amounted to** TL....-....

(3) **Expenses paid on financial leasing transactions amounted to** TL5,755.

(4) a- **General provisions for credit risks amounted to** TL3,374.

b- **Provision for diminishing in value of securities amounted to** TL608.

(5) **Items comprising 20%, at minimum, of the other expenses and income classified in groups I, II, IV and V, and representing 10%, at minimum, of the total of the related group that they are included in:-**

There were no such items.

(6) **Income and expenses on repurchase transactions:-**

Accrued interest expenses on repurchase deals are accounted under "interest expenses on repurchase transactions", and accrued interest income on securities subject to such deals are accounted under "interest income on securities subject to repurchase transactions" .

Income and expense accruals for the securities subject to repurchase transactions in the current period are as follows:

	30 September 2002
Income accruals	42,803
Expense accruals	1,293

TÜRKİYE GARANTİ BANKASI A.Ş.

(Currency – Billions of Turkish Lira)

IV. SUPPLEMENTARY FINANCIAL STATEMENTS

A. Commitments and Contingencies

	30 September 2002		
	Turkish Lira	Foreign Currency	Total
I. GUARANTEES AND ENDORSEMENTS	**835,461**	**3,887,325**	**4,722,786**
A. Letters of guarantee (L/G)	**835,461**	**2,476,203**	**3,311,664**
1. L/Gs under Law no.2886	180,295	-	**180,295**
2. L/Gs issued for foreign trade deals	14	2,474,763	**2,474,777**
3. Other letters of guarantee	655,152	1,440	**656,592**
B. Bank acceptances	-	**391,297**	**391,297**
1. Import acceptance credits	-	391,247	**391,247**
2. Other bank acceptances	-	50	**50**
C. Letters of credit (L/C)	-	**974,763**	**974,763**
1. L/Cs against documents	-	974,762	**974,762**
2. Other letters of credit	-	1	**1**
D. Confirmed pre-finance credits	-	**20,259**	**20,259**
E. Endorsements	-	-	-
1. Endorsements for Central Bank of Turkey	-	-	-
2. Other endorsements	-	-	-
F. Sale contracts on bank assets (risks Secured by the bank)	-	-	-
G. Underwritting commitments on share issues	-	-	-
H. Other guarantees	-	-	-
I. Others	-	**24,803**	**24,803**
II. COMMITMENTS	**2,276,785**	**6,558**	**2,283,343**
A. Irrevocable commitments	**2,276,785**	**6,558**	**2,283,343**
1. Repurchase and resale contracts	-	-	-
a) Repurchase contracts	-	-	-
I. Repurchase contracts with Central Bank of Turkey	-	-	-
II. Repurchase contracts with banks	-	-	-
III. Repurchase contracts with brokerage companies	-	-	-
IV. Repurchase contracts with other customers	-	-	-
b) Resale contracts	-	-	-
I. Resale contracts with Central Bank of Turkey	-	-	-
II. Resale contracts with banks	-	-	-
III. Resale contracts with brokerage companies	-	-	-
IV. Resale contracts with other customers	-	-	-
2. Term purchases of assets	1,193	653	**1,846**
3. Term purchases/sales of deposits	-	-	-
4. Capital commitments	-	-	-
5. Credit extension commitments	-	-	-
6. Intermediary commitments for share issues	-	-	-
7. Legal reserve commitments	-	-	-
8. Committed credit card limits	2,262,520	-	**2,262,520**
9. Other irrevocable commitments	13,072	5,905	**18,977**
B. Revocable commitments	-	-	-
1. Revocable credit extension commitments	-	-	-
2. Other revocable commitments	-	-	-
III. DERIVATIVE TRANSACTIONS	**136,116**	**3,545,252**	**3,681,368**
A. Forward currency purchases/sales	**135,576**	**3,121,033**	**3,256,609**
1. Forward currency purchases	37,796	1,597,762	**1,635,558**
2. Forward currency sales	97,780	1,523,271	**1,621,051**
B. Currency and interest swaps	-	**176,689**	**176,689**
1. Currency purchase swaps	-	88,325	**88,325**
2. Currency sale swaps	-	88,342	**88,342**
3. Interest purchase swaps	-	17	**17**
4. Interest sale swaps	-	5	**5**
C. Currency and interest options	-	**8,159**	**8,159**
1. Currency purchase options	-	-	-
2. Currency sale options	-	-	-
3. Interest purchase options	-	8,159	**8,159**
4. Interest sale options	-	-	-
D. Future currency deals	-	-	-
1. Future currency purchases	-	-	-
2. Future currency sales	-	-	-
E. Future interest deals	-	-	-
1. Future interest purchases	-	-	-
2. Future interest sales	-	-	-
F. Others	**540**	**239,371**	**239,911**
TOTAL COMMITMENTS AND CONTINGENCIES	**3,248,362**	**7,439,135**	**10,687,497**

(Currency – Billions of Turkish Lira)

Note IV – (Continued)

B. Other Off-Balance Sheet Accounts

	30 September 2002		
	Turkish Lira	Foreign Currency	Total
A. Valuables under Custody	**4,845,233**	**1,419,517**	**6,264,750**
1. Customer funds and portfolios managed by the bank	382	1,314	1,696
2. Securities under custody	3,623,698	836,325	4,460,023
3. Cheques subject to collection	654,361	55,751	709,932
4. Commercial notes subject to collection	76,346	497,180	573,526
5. Other valuables subject to collection	236	1,828	2,064
6. Securities (the bank acted as intermediary for their issuance)	-	-	-
7. Securities under repurchase transaction (held at custody on behalf of customers)	484,901	-	484,901
8. Other valuables under custody	5,309	27,299	32,608
9. Valuables under third-party custodies	-	-	-
B. Valuables under Pledge	**6,404,532**	**13,557,460**	**19,961,992**
1. Securities	42,657	31,649	74,306
2. Promissory notes	882,573	3,111,210	3,993,783
3. Stocks	2,946	-	2,946
4. Warrants	-	-	-
5. Immovables	3,093,638	808,385	3,902,023
6. Other valuables under pledge	2,060,696	9,301,230	11,361,926
7. Valuables under third-party custodies	322,022	304,986	627,008

TÜRKİYE GARANTİ BANKASI A.Ş.

(Currency – Billions of Turkish Lira)

Note IV – (Continued)

C. Maturity Profile of Assets, Liabilities, and Certain Commitments and Contingencies According to Remaining Maturities

Maturity profile of assets, liabilities, and certain commitments and contingencies according to remaining maturities as at 30 September 2002 is as follows:-

	Demand	Upto 1 Month	1 to 3 months	3 months to 1 year	1 to 5 Years	5 Years and over	Others*	Total
ASSETS:								
Liquid assets	118,849	17,781	-	-	-	-	-	**136,630**
Due from banks and other financial institutions	101,184	967,684	164,797	5,197	2,060	-	-	**1,240,922**
Interbank funds sold	-	33,950	-	-	-	-	-	**33,950**
Securities (net)	13,717	52,938	1,521	858,945	554,681	42,181	-	**1,523,983**
Loans	-	1,133,667	784,862	1,352,796	2,005,729	-	-	**5,277,054**
Non-performing loans (net)	-	-	-	-	-	-	220,230	**220,230**
Accrued interest and income	-	188,261	59,522	232,333	535,045	21,421	-	**1,036,582**
Receivables from financial leasing activities (net)	-	-	-	-	-	-	-	**-**
Reserve deposits	1,300,068	-	-	-	-	-	-	**1,300,068**
Investments and affiliated companies (net)	-	-	-	-	-	-	1,027,194	**1,027,194**
Equity shares classified under other long-term investments (net)	-	-	-	-	-	-	11,526	**11,526**
Other long-term investments (net)	-	2,521	7,935	733,879	3,833,128	563,128	-	**5,140,591**
Other assets	-	-	73,284	-	200,435	-	1,447,561	**1,721,280**
Total Assets	**1,533,818**	**2,396,802**	**1,091,921**	**3,183,150**	**7,131,078**	**626,730**	**2,706,511**	**18,670,010**
LIABILITIES:								
Saving deposits	139,005	1,453,810	216,830	133,014	3	-	-	**1,942,662**
Foreign currency deposits	1,939,514	5,233,906	1,059,648	229,176	27,828	-	-	**8,490,072**
Bank deposits	15,360	454,088	59,832	10,500	-	-	-	**539,780**
Other deposits	497,366	1,165,700	168,039	103,083	2	-	-	**1,934,190**
Interbank funds borrowed	-	795,162	-	269,729	-	-	-	**1,064,891**
Funds borrowed	-	399,170	940,795	238,888	387,379	-	-	**1,966,232**
Funds	-	-	-	-	-	-	-	**-**
Securities issued (net)	-	-	-	-	-	-	-	**-**
Accrued interest and expense	-	145,131	22,054	14,558	3,907	-	-	**185,650**
Payables from financial leasing activities (net)	-	-	-	-	-	-	-	**-**
Taxes, stamps, premiums and other duties	-	-	-	-	32,705	-	-	**32,705**
Other liabilities	-	-	-	-	-	-	959,422	**959,422**
Shareholders' equity (including current period income)	-	-	-	-	-	-	1,554,406	**1,554,406**
Total liabilities	**2,591,245**	**9,646,967**	**2,467,198**	**998,948**	**451,824**	**-**	**2,513,828**	**18,670,010**
COMMITMENTS AND CONTINGENCIES:								
Repurchase contracts	-	-	-	-	-	-	-	**-**
Resale contracts	-	-	-	-	-	-	-	**-**
Forward currency purchases	-	1,585,730	39,935	9,893	-	-	-	**1,635,558**
Forward currency sales	-	1,575,126	40,169	5,754	-	-	-	**1,621,049**
Currency purchase swaps	-	18,845	-	69,480	-	-	-	**88,325**
Currency sale swaps	-	18,862	-	69,480	-	-	-	**88,342**
Total	**-**	**3,198,563**	**80,104**	**154,607**	**-**	**-**	**-**	**3,433,274**

* items with no maturity